Exhibit 99.4

TDH Holdings, Inc. Reports Full Year 2023 Audited Financial Results

QINGDAO, China, April 29, 2024 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an operator of a restaurant in the U.S., announced today its financial results for the fiscal year ended December 31, 2023.

Full Year 2023 Financial Highlights:

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2023	2022	% Change
Revenues from continuing operations	$3.18	$3.10	2.49%
Gross profit	$1.03	$1.05	-2.18%
Gross margin	32.42%	33.97%	-1.55	pp*
Loss from operations	$(6.37)	$(3.05)	-108.99%
Operating loss margin	-200.58%	-98.39%	-102.19	pp*
Net loss attributable to common stockholders	$(23.63)	$0.80	-3,039.68%
Loss per share - basic and diluted	$(2.29)	$0.10	-2,386.63%

* pp: percentage points

●	Revenues from continuing operations increased by 2.49% from $3.10 million in fiscal year 2022 to $3.18 million in fiscal year 2023. We discontinued our pet food business during the first quarter of 2023 and we fully disposed of one our China subsidiaries, Qingdao Tiandihui Foodstuffs Co., Ltd (“Tiandihui”) because its bankruptcy proceeding was concluded and all claims against it were processed by December 27, 2023.

●	Gross profit was $1.03 million in fiscal year 2023 as compared to gross profit of $1.05 million in fiscal year 2022. The decrease in gross margin was mainly due to increased costs in our restaurant business.

●	Operating loss was $6.37 million in fiscal year 2023 as compared to an operating loss of $3.05 million in fiscal year 2022. Our operating loss as a percentage of total revenues was negative 200.58%, and negative 98.39% for the years ended December 31, 2023 and 2022, respectively. The continuous loss from operation was mainly due to increased operating expenses in 2023.

●	Net loss attributable to common stockholders was $23.63 million, or a loss per share of $2.29, for the fiscal year 2023 as compared to net income of $0.80 million, or an income per share of $0.10, for fiscal year 2022. The increase in net loss and increase in loss per share was primarily due to recognizing a loss of approximately $15.1 million from the disposal of Tiandihui and recognizing approximately $3.04 million share-based compensation expense as a result of extending the exercise date under certain investor warrants that were issued in a 2022 private placement.

Full Year 2023 Financial Results

Revenues

Due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023, the Company’s revenue streams are now primarily from restaurant business operations. Revenues from continuing operations increased by 2.49% from $3.10 million in fiscal year 2022 to $3.18 million in fiscal year 2023. On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed, and as a result our pet food business line has been terminated.

	For the Twelve Months Ended December 31,
	2023		2022		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Pet food domestic sales	$1	0.03%	$26	0.84%	$(25)	-96.15%
Restaurant revenue	3,175	99.97%	3,074	99.19%	101	3.29%
less: sales tax and additional surcharge	-	-	(1)	-0.03%	1	-100.00%
Total	$3,176	100.00%	$3,099	100.00%	$77	2.48%

For the year ended December 31, 2023, for revenue generated from pet food sales of our continuing operations, our domestic sales decreased by $0.03 million or 96.15%, and there was no e-commerce sales and overseas sales of pet food products. However, revenue from our restaurant business segment in the United States increased by $0.10 million or 3.29%. As a result, our total revenue increased by $0.08 million or 2.48% when comparing 2023 to 2022. Due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023, the Company’s revenue streams are now primarily from its restaurant business operations.

	For the Twelve Months Ended December 31,
	2022		2021		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Pet chews	$-	-	$8	0.26%	$(8)	-100.00%
Dried pet snacks	-	-	8	0.26%	(8)	-100.00%
Wet canned pet food	-	-	1	0.03%	(1)	-100.00%
Dental health snacks	-	-	1	0.03%	(1)	-100.00%
Restaurant revenue	3,175	99.97%	3,074	99.19%	101	3.29%
Others	1	0.03%	8	0.26%	(7)	-87.50%
Less: sales tax and additional surcharge	-	-	(1)	-0.03%	(1)	-100.00%
Total	$3,176	100.00%	$3,099	100.00%	$77	2.48%

Our total revenue from continuing operations increased by $0.08 million or 2.48% when comparing 2023 to 2022, among which, revenue generated from pet chews decreased by $0.01 million or 100.00%, revenue from dried pet snacks decreased by $0.01 million or 100.00%, revenue generated from wet canned pet foods decreased by $0.01 million or 100.00%, revenue generated from dental health snacks decreased by $0.01 million or 100.00%, respectively, from the year ended December 31, 2022 to the year ended December 31, 2023. The decrease in pet food sales was primarily due to the discontinuation of our pet food manufacturing business segment in the first quarter of 2023.

Cost of revenues

Our cost of revenues from our continuing operations is primarily comprised of the cost of our raw materials, labor and overhead costs. Our cost of revenues from continuing operations, increased by $100,015 or 4.89% for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to increased food and beverage costs, labor costs and overhead costs associated with our restaurant business. Cost of revenues associated with our pet food sales was immaterial in 2023. Our cost of revenues as a percentage of revenue was 67.58% and 66.03% for the years ended December 31, 2023, and 2022, respectively.

Gross profit and gross margin

Gross profit was $1.03 million for fiscal year 2023, compared to gross profit of $1.05 million for fiscal year 2022. Gross profit margin was 32.42% for fiscal year 2022, compared to gross margin of 33.97% for fiscal year 2022.

Operating expense

Operating expense consists of selling expenses and general and administrative expenses.

Operating expenses from our continuing operations were $7,399,751, and $4,100,549 for the years ended December 31, 2023 and 2022, respectively, an increase of $3,299,202, or 80.46%. The ratio of operating expenses as a percentage of revenue increased from 132.33% for the year ended December 31, 2022 to 233.00% for the year ended December 31, 2023.

Selling expense from our continuing operations was $90,659 and $91,370 for the years ended December 31, 2023, and 2022, respectively, a decrease of $711 or 0.78%. Our selling expenses decreased in 2023 compared to 2022, mainly due to the company’s management saving expenses.

General and administrative expenses from our continuing operations was $7,309,092, and $4,002,346 for the years ended December 31, 2023 and 2022 respectively, representing an increase of $3,306,746, or 82.62%. The main reasons for the increase was due to increased payroll expenses as a result of the increase in the number of employees, and stock-based compensation expense due to extension of the exercise date under certain investor warrants that were issued in a 2022 private placement.

Impairment of long-lived assets other than goodwill charge was $0 million in fiscal year 2023, as compared to $0.01 million in fiscal year 2022.

Operating loss and operating loss margin

Loss from operations was $6.37 million for fiscal year 2023, compared to operating loss of $3.05 million for fiscal year 2022. The continuous loss from operations was mainly due to increased payroll expenses as a result of the increase in the number of employees, and stock-based compensation expense due to extension of the exercise date under certain investor warrants that were issued in a 2022 private placement.

Net income (loss) and earnings (loss) per share

●	Net loss was $23.63 million for fiscal year 2023, compared to net income of $0.86 million for fiscal year 2022. Net loss attributable to common shareholders was $23.63 million, or loss per share of $2.29, for the fiscal year 2023. This is compared to net income attributable to common shareholders of $0.80 million, or earnings per share of $0.10 for fiscal year 2022. The increase in net loss and increase in loss per share was primarily due to recognizing a loss of approximately $15.1 million from the disposal of Tiandihui and recognizing approximately $3.04 million share-based compensation expense as a result of extending the exercise date under certain investor warrants that were issued in a 2022 private placement.

Financial Conditions

As of December 31, 2023, the Company had cash and cash equivalents of $13.66 million, compared to $21.86 million as of December 31, 2022. Accounts receivable and inventories were $0.01 million and $0 million, respectively, as of December 31, 2023, compared to $0.03 million and $0 million, respectively, as of December 31, 2022. As of December 31, 2023, we had working capital of approximately $23.83 million, as compared to working capital of $19.11 million as of December 31, 2022.

Net cash used in operating activities was $2.49 million for the fiscal year 2023, compared to net cash used in operating activities of $2.07 million for fiscal year 2022. Net cash used in investing activities was $6.07 million for fiscal year 2023, compared to $1.33 million used in fiscal 2022. Net cash provided by financing activities was $1.92 million for the fiscal year 2023, compared to $6.06 million net cash provided by financing activities in fiscal year 2022.

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. We discontinued our pet food business during the first quarter of 2023, and we fully disposed of Tiandihui in December 2023 as a result of the completion of its bankruptcy proceeding. Currently our revenue is substantially generated from the restaurant business segment. Our business turnaround depends, in part, on our ability to successfully introduce manage and acquire new restaurants. If we are not able to effectively manage and acquire new restaurants that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our sales may decline and our future business, financial condition and results of operations may be materially adversely affected. Furthermore, our business operations may be further affected by the COVID-19 pandemic. There can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where we will be profitable or continuously to generate positive cash flows.

Based on our current financial conditions, our cash balance and revenues generated from our business operations may not be currently sufficient and cannot be projected to cover our future operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued.

We still face numerous challenges in our business activities. To effectively sustain our business and maintain growth, we also need to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our business and growth. We also need to expand our restaurant and customer base, refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results.

Recent Developments

Discontinued operations

We discontinued our pet food manufacturing segment during the first quarter of 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of pet food; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; lawsuits and the closing of our manufacturing facilities and them being subject to bankruptcy proceedings. We believe the discontinuation of our petfood manufacturing business will provide us with the opportunity to redirect our focus and resources towards expanding and improving our restaurant segment.

On December 27, 2023, the court announced that the bankruptcy property distribution plan of Tiandihui was implemented and the bankruptcy proceedings were completed. Due to the completion of Tinadihui’s bankruptcy proceedings, all the claims against it were concluded. As a result, Tiandihui has been fully disposed as of December 31, 2023, and all the material claims against Tiandihui that arose prior to the date of the bankruptcy completion were addressed.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a PRC-based company that is an operator of a restaurant in the U.S. More information about the Company can be found at www.tiandihui.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others: its growth and business outlook; its ability to execute on its business plan, secure necessary capital to sustain and maintain its operation; its ability to expand its market and customer base; its ability to refine its operational, financial and management controls and reporting systems and procedures, are forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the ability to identify, execute and integrate strategic or acquisition opportunities, the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the restaurant industry in the United States; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: tdhpets@163.com

Phone: +86 183-1102-1983

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,661,382	$21,857,125
Short-term investments	13,317,882	9,922,366
Accounts receivable, net	4,961	29,318
Inventories, net	-	987
Prepayments and other current assets, net	237,052	130,623
Current assets held for sale associated with discontinued operation of Tiandihui	-	1,841,335
Total current assets	27,221,277	33,781,754
NON-CURRENT ASSETS
Property, plant and equipment, net	682,636	698,044
Intangible assets, net	426,316	481,840
Operating lease right-of-use assets	571,168	783,658
Non-current assets held for sale associated with discontinued operation of Tiandihui	-	768,101
Total non-current assets	1,680,120	2,731,643
Total assets	$28,901,397	$36,513,397

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$460,776	$491,850
Accounts payable - related parties	-	1,033
Advances from customers	4,045	11,024
Bank overdrafts	77,486	74,425
Short-term loans - related parties	277,408	266,451
Taxes payable	54,003	11,923
Due to related parties	1,983,430	55,747
Operating lease liabilities, current	219,917	212,814
Other current liabilities	311,979	1,212,420
Current liabilities held for sale associated with discontinued operation of Tiandihui	-	12,337,657
Total current liabilities	3,389,044	14,675,344
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	463,196	683,113
Non-current liabilities held for sale associated with discontinued operation of Tiandihui	-	1,037
Total liabilities	3,852,240	15,359,494
SHAREHOLDERS’ EQUITY :
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at December 31, 2023 and 2022)	206,465	206,465
Additional paid-in capital	51,129,439	48,089,439
Statutory reserves	-	160,014
Accumulated deficit	(26,622,000)	(28,165,927)
Accumulated other comprehensive income (loss)	(95,066)	428,249
Total TDH Holdings, Inc. shareholders’ equity	24,618,838	20,718,240
Non-controlling interest	430,319	435,663
Total shareholders’ equity	25,049,157	21,153,903
Total liabilities and shareholders’ equity	$28,901,397	$36,513,397

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2023	2022	2021
Net revenue	$3,175,809	$3,098,733	$1,081,095
Total revenue	3,175,809	3,098,733	1,081,095
Cost of revenue	2,146,215	2,046,200	769,967
Total cost of revenue	2,146,215	2,046,200	769,967
Gross profit	1,029,594	1,052,533	311,128
Operating expenses:
Selling expense	90,659	91,370	74,278
General and administrative expense	4,269,092	4,002,346	3,541,872
Stock-based compensation expense	3,040,000
Impairment of long-lived assets other than goodwill	-	6,833	-
Impairment of goodwill	-	-	355,570
Total operating expenses	7,399,751	4,100,549	3,971,720
Loss from operations	(6,370,157)	(3,048,016)	(3,660,592)
Interest expense (income)	(14,276)	43,081	(14,518)
Other income (expense)	493,040	37,909	(670,883)
Investment (loss) income, net	(2,644,576)	4,161,093	275,866
Total other (expenses) income	(2,165,812)	4,242,083	(409,535)
Income (loss) before income tax provision	(8,535,969)	1,194,067	(4,070,127)
Income tax provision		-	-
Net income (loss) from continuing operations	(8,535,969)	1,194,067	(4,070,127)
Net loss from discontinued operations of Tiandihui	(15,095,547)	(339,054)	(2,645,831)
Net (loss) income	(23,631,516)	855,013	(6,715,958)
Less: Net income (loss) attributable to non-controlling interest	(5,344)	51,313	(595,650)
Net income (loss) attributable to TDH Holdings, Inc.	$(23,626,172)	$803,700	$(6,120,308)
Comprehensive income (loss)
Net (loss) income	$(23,626,172)	$803,700	$(6,120,308)
Other comprehensive income (loss)
Foreign currency translation adjustment	(523,315)	888,951	(247,807)
Total comprehensive income (loss)	(24,149,487)	1,692,651	(6,368,115)
Less: Comprehensive income (loss) attributable to noncontrolling interest	(5,344)	51,313	(595,650)
Comprehensive income ( loss) attributable to TDH Holdings, Inc.	$(24,144,143)	$1,641,338	$(5,772,465)

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$(2.29)	$0.10	$(1.17)
Diluted	$(2.29)	$0.10	$(1.17)
Weighted average common shares outstanding
Basic	10,323,268	8,019,208	5,218,681
Diluted	10,323,268	8,019,208	5,218,681

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable		Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2020	2,292,500	$45,850	$21,963,570		$-	$160,014	$(22,849,319)	$(212,895)	$-	$(892,780)

Net Loss	-	-	-		-	-	(6,120,308)	-	(595,650)	(6,715,958)
Issuance of common stock	1,705,000	34,100	20,188,088		-	-	-	-	-	20,222,188
Warrants exercised for cashless	1,221,181	24,424	-		-	-	-	-	-	24,424
Foreign currency translation adjustment	-	-	-		-	-	-	(247,807)	-	(247,807)
Acquisition of non-controlling interest	-	-	-		-	-	-	-	980,000	980,000
Balance, December 31, 2021	5,218,681	$104,374	$42,151,658	$		$160,014	$(28,969,627)	$(460,702)	$384,350	$13,370,067

Net income	-	-	-		-	-	803,700	-	51,313	855,013
Issuance of common stock and warrants in private placements	4,000,000	80,000	5,937,781		-	-	-	-	-	6,017,781
Warrants exercised for cashless	1,104,587	22,091	-		-	-	-	-	-	22,091
Foreign currency translation adjustment	-	-	-		-	-	-	888,951	-	888,951
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439		$-	$160,014	$(28,165,927)	$428,249	$435,663	$21,153,903

Net loss	-	-			-	-	(23,626,172)	-	(5,344)	(23,631,516)
Stock-based compensation expense			3,040,000							3,040,000
Adjustment to reflect the effect of disposal of Tiandihui and Chongaijiujiu	-	-	-		-	(160,014)	25,170,099	-	-	25,010,085
Foreign currency translation adjustment	-	-	-		-	-	-	(523,315)	-	(523,315)
Balance, December 31, 2023	10,323,268	206,465	51,129,439		-	-	(26,622,000)	(95,066)	(430,319)	25,049,157

The accompanying notes are an integral part of these consolidated financial statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2023		2022		2021
Cash flows from operating activities
Net (loss) income		$(23,626,172)		$803,700		$(6,120,308)
Less: net (loss) income from discontinued operations		(15,095,547)		(339,054)		(2,645,831)
Net income (loss) from continuing operations		(8,530,625)		1,142,754		(3,474,477)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense		80,149		17,114		466,720
Fair value change of short-term investments		2,644,576		(4,161,093)		(495,265)
Impairment of goodwill		-		-		355,570
Impairment of long-lived assets other than goodwill		1,964		6,833		217,257
Inventory write-down		43,662		11,532		368,441
Allowance for doubtful accounts		22,674		7,210		2,168
Deferred income taxes		-		-		-
Loss (gain) on disposal of property, plant and equipment		13,275		153,983		(5,905,889)
Gain from operating lease contract modification		-		(408,198)		-
Amortization of operating lease right-of-use assets		212,480		205,295		438,063
Non-cash lease expense		-		-		(4,786,099)
Stock-based compensation		3,040,000		-		-
Changes in operating assets and liabilities:		-		-		(277,310)
Accounts receivable, net		47,022		2,733		127,057
Inventories, net		43,842		38,904		(368,246)
Operating lease liabilities		(203,739)		(195,626)		4,830,456
Operating lease liabilities – related parties		-		-		278,472
Advances to suppliers, net		(34,346)		8,197		(3,653)
Prepayments and other current assets, net		(10,418)		1,017,261		(1,029,552)
Accounts payable		(1,748)		(305,382)		64,427
Accounts payable - related parties		(1,033)		(132,081)		132,192
Interest payable		3,573		(411,112)		(12,787)
Interest payable - related parties		-		-		88,778
Notes payable		-		-		-
Taxes payable		(2,445)		(17,103)		15,331
Advances from customers		(6,974)		-		-
Advances from customer - related party		-		(13,799)		19,125
Deferred income tax liability		-		-		1,132
Other current liabilities		(887,302)		1,054,749		793,726
Net cash used in operating activities from continuing operations		(3,525,413)		(1,977,789)		(8,154,363)
Net cash provided by (used in) operating activities from discontinued operations		1,032,689		(94,926)		4,854,800
Net cash used in operating activities		$(2,492,725)		$(2,072,715)		$(3,299,563)
Cash flows from investing activities
Payments to acquire property, plant and equipment		(7,655)		-		-
Cash obtained from business acquisition		-		-		171,827
Payment for business acquisition		-		-		(1,020,000)
Purchase of short-term investments		(37,066,925)		(42,483,794)		(4,372,809)
Proceeds from sale of short-term investments		31,024,365		41,150,967		3,578,206
Leasehold Improvement		(16,836)		-		-
Net cash used in (provided by) investing activities from continuing operations		(6,067,051)		(1,332,827)		(1,642,776)
Net cash provided by investing activities from discontinued operations		-		-		-
Net cash provided by (used in) investing activities		(6,067,051)		(1,332,827)		(1,642,776)
Cash flows from financing activities
Proceeds from issuance of common shares		-		-		20,222,188
Purchase of noncontrolling interest		-		-		(100)
Collection of stock subscription receivable		-		6,017,781		-
Proceeds from related parties		-		22,410		4,085,071
Repayments to related parties		(6,774)		-		-
Proceeds from short-term loans		-		-		-
Repayments of short-term loans		-		-		1,458,040
Proceeds from short-term loans - related parties		-		-		-
Repayments of short-term loans - related parties		-		-		22,302
Payment to related party		1,928,329		15,829		(4,231,327)
Net cash provided by financing activities from continuing operations		1,921,554		6,055,480		21,556,174
Net cash provided by financing activities from discontinued operations		-		-		(3,604,117)
Net cash provided by financing activities		$1,921,554		$6,055,480		$17,952,057
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(1,557,522)		985,263		(247,807)
Net change in cash, cash equivalents and restricted cash		(8,195,743)		3,635,201		12,761,911
Cash, cash equivalents and restricted cash, beginning of the year		21,857,125		18,025,966		6,749,064
Cash, cash equivalents and restricted cash, end of the year		$13,661,382		$23,146,176		$19,510,975
Less: cash and restricted cash of discontinued operations at the end of the period		-		1,289,051		1,485,009
Cash and restricted cash of continued operations at the end of the period		$13,661,382		$21,857,125		$18,025,966

Supplemental cash flow information
Interest paid		$-		$-		$-
Income taxes paid		$-		$-		$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment		$-		$-		$-
Notes payable reclassified to short-term loans	$		$		$
Short-term loans settled by transferring an equity investment to the creditor		$-		$-		$-
Cashless exercise of warrants	$			$22,091		$24,424
Right of use assets obtained in exchange for operating lease obligations		$-		$-		$5,158,944
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents		$13,661,382		$21,857,125		$18,025,966
Restricted cash		$-		$1,289,051		$1,485,009
Total cash, cash equivalents, and restricted cash		$13,661,382		$23,146,176		$19,510,975

The accompanying footnotes are an integral part of these financial statements